UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: November 30, 2015	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Form 51 – 102F3

Material Change Report

1.	Name and Address of Company

Intertape Polymer Group Inc.

9999 Cavendish Blvd.

Suite 200

St. Laurent, Québec H4M 2X5

2.	Date of Material Change

November 30, 2015.

3.	News Release

Intertape Polymer Group Inc. (“Intertape”) issued a press release with respect to the material change described below on November 30, 2015 via Marketwired.

4.	Summary of Material Change

Ms. Mary Pat Salomone has been appointed to the Board of Directors of Intertape.

5.	Full Description of Material Change

5.1.	Full Description of Material Change

At a meeting of the Board of Directors of Intertape held on November 30, 2015, Ms. Mary Pat Salomone was appointed to the Board of Directors of Intertape.

Ms. Salomone is currently on the Board of Directors of TransCanada Corporation, where she serves on the Audit as well as the Health, Safety and Environment Committees. She’s also a director of the Youngstown State University Foundation.

From 2010 to 2013, Ms. Salomone was Senior Vice President & Chief Operating Officer of the Babcock & Wilcox Company (“B&W”), with over 23,000 employees and 30 locations worldwide. Prior to that, she held several senior positions with B&W including Manager of Business Development and Manager of Strategic Acquisitions. From 1998 through 2007, Ms. Salomone was an officer of Marine Mechanical Corporation, which B&W acquired in 2007, including her term as President and Chief Executive Officer from 2001 through 2007.

Ms. Salomone has a Bachelor of Engineering in Civil Engineering from Youngstown State University and a Master of Business Administration from Baldwin Wallace College. She completed the Advanced Management Program at Duke University’s Fuqua School of Business in 2011.

5.2.	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The senior officer who can answer questions regarding this report is Mr. Gregory Yull, President and Chief Executive Officer of Intertape. Mr. Yull can be reached at (866) 202-4713.

9.	Date of Report

November 30, 2015.